UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            Osicom Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   688271 30 3
                                 (CUSIP Number)

              c/o Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                             W. Raymond Felton, Esq.
                              99 Wood Avenue South
                                  P.O. Box 5600
                          Woodbridge, New Jersey 07095
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                October 21, 2000
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(b)(3) or (4), check the following box       .
                                                                     ------

Check the following box if a fee is being paid with the statement         .
                                                                  --------
(A fee is not required only if the reporting person:


     (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.         688271 30 3                                 Page 2 of 4 Pages

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RII Partners, Inc.
         Par Chadha


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a)   X
        ---

         Members of Group:     RII Partners, Inc.
                               RT Investments, Inc.
                               Par Chadha
                               Sharon Chadha, individually and as custodian for minor children
                               RRC Pension Trust

   (b)
       ---

3. SEC USE ONLY




4. SOURCE OF FUNDS*

   PF


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   Not Applicable


6. CITIZENSHIP OR PLACE OF ORGANIZATION

   RII Partners, Inc.  - Nevada corporation
   RT Investments, Inc. - Nevada corporation
   Par Chadha - United States
   Sharon Chadha - United States
   RRC Pension Trust - United States




                               7.  SOLE VOTING POWER

          NUMBER OF            RII Partners, Inc. - 566,856
           SHARES              RT Investments, Inc. - 453,589
       BENEFICIALLY            Par Chadha - 15,698
         OWNED BY              Sharon Chadha - 9,636
               EACH            RRC Pension Trust  - 6,527
         REPORTING             Sharon Chadha as custodian for minor children -
             PERSON            2,185
             WITH
                               8.  SHARED VOTING POWER

                               None

                               9.  SOLE DISPOSITIVE POWER

                               RII Partners, Inc. - 566,856
                               RT Investments, Inc. -  453,589
                               Par Chadha - 15,698
                               Sharon Chadha  - 9,636
                               RRC Pension Trust  - 6,527
                               Sharon Chadha as custodian for minor children - 2,185

                               10.  SHARED DISPOSITIVE POWER

                               None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               RII Partners, Inc. - 566,856 *
                               RT Investments, Inc. -  453,589 *
                               Par Chadha - 15,698 **
                               Sharon Chadha  - 9,636 *
                               RRC Pension Trust  - 6,527 *
                               Sharon Chadha as custodian for minor children - 2,185 *

* Sharon Chadha expressly disclaims ownership of any shares owned by Par Chadha, RII Partners, Inc., RRC Pension Trust, and her children.

** Par Chadha expressly disclaims ownership of any shares owned by Sharon Chadha, RT Investments, Inc., RRC Pension Trust, and his children.


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                    -------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        RII Partners, Inc. - 4.9%
                        RT Investments, Inc. - 3.9%
                        Par Chadha - 0.1%
                        Sharon Chadha  - 0.1%
                        RRC Pension Trust - 0.1%
                        Sharon Chadha as custodian for minor children - 0.2%


14.  TYPE OF REPORTING PERSON*

         RT Partners, Inc. - CO
         Par Chadha  - IN
         Sharon Chadha  - IN
         RT Investments, Inc. - CO
         RRC Pension Trust - EP


Item 1.  Security and Issuer

   (a) The title of the class of equity securities to which this statement relates is common stock.

   (b)  The name and address of the principal executive office of the issuer is:

         Osicom Technologies, Inc.
         2800 28th Street
         Suite 100
         Santa Monica, CA 90405

Item 2.  Identity and Background

         (a)(b)   Name & Address:
                  RII Partners, Inc.        2550 East Tropicana Avenue
                  RT Investments, Inc.      Suite 19-264
                  RRC Pension Trust         Las Vegas, NV 89119

                  Par Chadha                15332 Antioch Street
                  Sharon Chadha             Pacific Palisades, CA 90272

         (c)     Occupation/Employment:


     Par Chadha served as a director and officer of Osicom Technologies, Inc. 1981 through July 2000. He is currently a consultant and private investor. Sharon Chadha is Mr. Chadha's wife. RII Partners, Inc. and RT Investments, Inc. are private corporations owned by Par Chadha, Sharon Chadha and their family. Sharon Chadha is the Trustee of RRC Pension Trust.

         (d) During the last five years, none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the reporting persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:

                  RII Partners, Inc. - Nevada corporation
                  Par Chadha - United States
                  Sharon Chadha  - United States
                  RT Investments, Inc.  - Nevada corporation
                  RRC Pension Trust - Nevada Trust

Item 3.  Source and Amount of Funds or Other Consideration

     The reporting persons acquired the securities using personal funds.

Item 4.  Purpose of Transaction

     The reporting persons intend to continue to hold securities of the Issuer. The reporting persons may acquire and/or dispose in the open market additional securities of the Issuer on an ongoing basis.

     The reporting persons have no plans or proposals which relate to or would result in:

     (a)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (c) Any material change in the present capitalization or dividend policy of the Issuer;

     (d) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (e) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (f) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (g) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (h) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting persons is 1,054,491 shares or 9.0%.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits

         There are no exhibits filed with this Schedule.

Signature

   After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                       RII PARTNERS, INC.



October    , 2000                By:   /s/   Par  Chadha
                                    -----------------------------------------
                                       Par Chadha, President


                                      /s/ Par Chadha
                                    -----------------------------------------
                                      Par Chadha